B&P
BISSELL & PARTNERS LTD

COVER NOTE NUMBER BP21002

In accordance with your instructions, we have effected the following (re)insurance. Please examine this document carefully and notify us immediately if it is incorrect, or does not meet your requirements, or if the security is unacceptable.

Risk Details

TYPE: Professional liability, Directors and Officers Liability and Fraud Insurance.

INSURED: X-Square Capital LLC and all affiliated subsidiary and related companies for their respective rights and interests.

ADDRESS: Suite 111, 208 Ponce De Leon, Ave, San Juan PR 00918

INTEREST: As per Attached Policy Wording

PERIOD: From: 13th March 2021
To: 12th March 2022
Both days inclusive Local Standard time at the principal address of the insured.

LIMITS OF LIABILITY: The following **Limits of Liability** apply separately for each operative Coverage Clause Except where specified otherwise below:

Insurance Covers:
1.1 Investment Manager Professional Civil Liability
1.2 Fund Professional Civil Liability and Management Liability
1.3 Investment Manager Management Liability
1.4 Investment Manager and Fund Crime Protection

USD 2,500,000 in the aggregate for all **Loss** including **Costs**

Regulatory Investigation Costs Sub-Limit:
USD 250,000 in the aggregate part of and not additional to the **Limits of Liability**

SELF INSURED RETENTION: 1.1 Investment **Manager** Civil Liability
USD 250,000 each and every **Claim**

1.2 **Fund** Professional Civil Liability and Management liability
USD 250,000 each and every **Claim**
Nil for **Loss** arising out of a **Claim** against any **Insured Person**
Nil for **Loss** paid by the **Fund** for **Loss** arising out of a **Claim** against any **Insured Person** brought outside the USA

BISSELL & PARTNERS LTD
1st Floor, Peek House Annex,
20 Eastcheap, EC3M 1EB
London (UK)
+44 (0) 207 1646741
www.BissellandPartners.co.uk

USD 250,000 for **Loss** paid by the **Fund** for **Loss** arising out of a **Claim** against any **Insured Person** brought inside the USA

1.3 Investment **Manager** Management Liability
Nil for **Loss** arising out of a **Claim** against any **Insured Person**
Nil for **Loss** paid by the **Fund Manager** for **Loss** arising out of a **Claim** against any **Insured Person** brought outside the USA
USD 250,000 for **Loss** paid by the **Fund Manager** for **Loss** arising out of a **Claim** against any **Insured Person** brought inside the USA

1.4 Investment Manager and Fund Crime Protection
USD 250,000 each and every **Claim**

TERRITORIAL LIMITS: Worldwide

CONDITIONS: As per AIG IMI 2010 Wording, plus:
Schedule of Funds Endorsements, as attached
Brokers Cancellation Clause
Specific Matters Exclusion, as attached
Regulatory Investigation Costs Endorsement, as attached
Language Amendment Endorsement, as attached
Extension 2.3 Kidnap response is deleted
Extension 2.4 Regulatory crisis response is delated
Extension 2.5 Mitigation and avoidance services is deleted
Extension 2.7 Emergency costs is deleted
Money Laundering Exclusion, as attached
Sanction's limitation and exclusion clause, LMA3100
Surplus Lines Notice, LMA9074
Service of Suit Clause, as attached
US Conditions RJW038
Cyber and Data Exclusion in respect to Section 1.1 only, LMA 5479
Cyber Risks Endorsement in respect to Management Liability Clauses only, LMA5471

CHOICE OF LAW AND JURISDICTION: This Insurance shall be governed by the laws of Puerto Rico and subject to the exclusive jurisdiction of the courts of Puerto Rico.

PREMIUM: USD 55,213

PAYMENT TERMS: LSW 3001 – Premium Payment Condition 60 days

TAX(ES) PAYABLE BY ASSURED AND ADMINISTERED BY INSURERS: None

B&P

| RECORDING, TRANSMITTING AND STORING INFORMATION: | Where Bissell and Partners Limited maintains risk and/or claim data/information/documents Bissell and Partners Limited may hold such data/information/documents electronically. |

INSURER CONTRACT DOCUMENTATION:

This document details the contract terms entered into by the insurer(s) and constitutes the contract document.

Any further documentation changing this contract, agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

NOTICE OF CANCELLATION PROVISIONS:

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally)
Any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the 'Notice of Cancellation' standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:
By an email to enquiries@bissellandpartners.co.uk

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

SPECIFIC MATTERS EXCLUSION

It is hereby noted and agreed that the Insurer shall not be liable to make any payment for Loss in connection with and Claim made against any **Insured** based upon, arising out of, relating to, directly or indirectly resulting from, or in consequence of, or in any way involving the circumstance as detailed in the Proposal Form dated 12th January 2021 (signed by Ignacio Canto (President)

All other terms and conditions remain unchanged.

REGULATORY INVESTIGATION COSTS ENDORSEMENT

Included within Insurance Covers 1.1 to 1.4, this Policy shall pay on behalf of any **Insured** any **Costs** and/or **Loss** arising under this Coverage Clause automatically as **Loss** payable within the **Limits of Liability** applicable

Subject to any limitation or prohibition imposed by law, this Policy shall pay on behalf of any **Insured** any **Costs** together with any additional **Loss** to the fullest extent permitted by any applicable law incurred:

(a) as a result of any action commissioned or undertaken by an **Insured** to prepare in advance of any request by or notification to an **Official Body**, which may be related to a subsequent formal notification, advice or report made during the **Policy Term** to an **Official Body**, notwithstanding that the cover provided by this clause shall apply in the event that there is no subsequent notification to or request by any **Official Body** provided the **Insured** has acted reasonably;

•

(b) in response to or in defending any formal notice issued of other action or inquiry threatened or taken or investigation, administrative, regulatory or disciplinary proceeding or hearing, arbitration, mediation, conciliation or other **Claim** threatened or commenced by any **Official Body** during the **Policy Term** concerning the actions or affairs of an **Insured**, including but not limited to:

i. any actual or alleged misconduct (including allegations of corporate manslaughter or equivalent legislation in any jurisdiction) by an **Insured** in the performance of failure to perform any service or otherwise;

ii. any application or attempt to prohibit, limit or disqualify any **Insured Person** from holding office as a **Director or Officer**;

iii. any application or attempt to withhold, withdraw, revoke or limit any licence, authorisation or permission granted or obtained by an **Insured,** whether temporarily or otherwise;

iv. an enquiry, investigation or similar action commissioned or undertaken by the **Insured** at the request of an **Official Body** which is related to or results from any formal notification, advice or report made during the **Policy Term** to an **Official Body**;

v. any requirement which compels the production of **Documents** to an **Official Body**, whether by an **Insured** or by a third party holding **Documents** on behalf of an **Insured**; or

vi. any requirement which compels an **Insured** to answer questions by or attend interviews with an **Official Body**.

The Coverage clauses above under (a) and (b) shall not provide cover or indemnity for that part of **Costs** or **Loss** of any routine regulatory compliance review or audits. In respect of an industry wide investigation, this coverage clause shall pay on behalf of any **Insured Person** any **Costs** or **Loss** arising out of such investigation.

(c) In relation to **Claims** made against any Director, Officer or employee for any violation of the Foreign Corrupt Practices Act of 1977 of the United States of America, as amended, the Bribery Act 2010 of England and Wales and any similar law in any other jurisdiction, including but not limited to any legislation enacted pursuant to and adopting the provisions of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions of 1997 or the Inter-American Convention Against Corruption of 1997;

(d) in connection with any alleged or actual breach of any sanctions order, prohibition, restriction affecting trade or services or licensing requirements with overseas governments and/or territories imposed by any **Official Body** whether by statutory instrument, regulation, order, European Community directive, UN Security Council resolution or otherwise;

(e) in connection with any actual or attempted confiscation, seizure, assumption, restriction or prevention of ownership or control or suspension of rights and interest in or the effecting of a charge over real property or personal assets of any **Insured**;

(f) in connection with any restraint or prohibition whether permanent or temporary on any **Insured Person** from holding any office of or performing any function on behalf of any **Insured**;

(g) in connection with the issue or execution of any warrant of arrest or any restriction of an **Insured Person's** liberty or right of freedom of movement or free passage within, into or out of any territory; or

(h) in connection with the commencement of any extradition proceedings deportation of any **Insured Person** or the removal or revocation of any **Insured Person's** approval or permission to reside or work in any territory;

(i) in connection with an **Insured** being obligated to report matters to an **Official Body** giving rise to an actual or potential regulatory issue.

The Sub-Limit available under this endorsement shall be USD 250,000 in the aggregate in the part of an not additional to the **LIMITS OF LIABILITY**. All other terms and conditions remain unchanged.

LANGAUGE AMENDMENT ENDORSEMENT

Any reference to Chartis / AIG shall mean Insurers hereon.

Any reference to Appendix I or Appendix II is deleted and does not apply.

SCHEDULED FUNDS ENDORSEMENT
- X-Square Alternative Dividend Alpha Fund Inc
- X-Square Opportunistic Debt Fund LP
- X2 Cav Master Lp
- X-Square SMAs
- X2 Balanced Fund

B&P

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non-payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers within 60 days of inception of this contract (or, in respect of instalment premiums, when due).

If the premium due under this contract has not been so paid to (Re)Insurers by the 60th day from the inception of this contract (and, in respect of instalment premiums, by the date they are due) (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 30 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

LSW3001
30/9/08

PUERTO RICO SURPLUS LINES NOTICE

This contract is registered and delivered as a surplus line coverage under the Insurance Code of the Commonwealth of Puerto Rico.

LMA9074
01 September 2013

SANCTION LIMITATION AND EXCLUSION CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

LMA3100
15 September 2010

SERVICE OF SUIT CLAUSE

This Service of Suit Clause will not be read to conflict with or override the obligations of the parties to arbitrate their disputes as provided for in any Arbitration provision within this Policy. This Clause is intended as an aid to compelling arbitration or enforcing such arbitration or arbitral award, not as an alternative to such Arbitration provision for resolving disputes arising out of this contract of insurance (or reinsurance).

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service of process in such suit may be made upon Messrs. Mendes and Mount (Attorneys), 750 Seventh Avenue, New York, NY 10019-6829, U.S.A., and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Insured (or Reinsured) to give a written undertaking to the Insured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

LMA5020
14/09/2005

B&P

CYBER RISKS ENDORSEMENT
(for attachment to Directors' and Officers' forms)

Loss (which is otherwise covered by an Insuring Agreement and not specifically excluded by the Policy or any endorsement) due to a **Cyber Act** or **Cyber Incident** will be payable subject to all of the terms, conditions, warranties, endorsements, and exclusions of this Policy.

Definitions

Computer System means any computer, hardware, software, communications system, electronic device (including, but not limited to, smart phone, laptop, tablet, wearable device), server, cloud or microcontroller including any similar system or any configuration of the aforementioned and including any associated input, output, data storage device, networking equipment or back up facility, owned or operated by the **Company** or any other party.

Cyber Act means an unauthorised, malicious or criminal act or series of related unauthorised, malicious or criminal acts, regardless of time and place, or the threat or hoax thereof involving access to, processing of, use of or operation of any Computer System.

Cyber Incident means:
1. any error or omission or series of related errors or omissions involving access to, processing of, use of or operation of any **Computer System**; or
1.2 any partial or total unavailability or failure or series of related partial or total unavailability or failures to access, process, use or operate any **Computer System**.

Loss (as defined in the Policy to which this endorsement is attached)

LMA 5471
13 November 2020

MONEY LAUNDERING EXCLUSION

Notwithstanding anything contained herein to the contrary it is hereby understood and agreed that this policy excludes all claims arising out of any liability in connection with any breach of money laundering regulations.

All other terms and conditions of this policy remain unchanged.

B&P

LMA CYBER and DATA EXCLUSION for Professional Indemnity

1   Notwithstanding any provision to the contrary within this Policy or any endorsement thereto this Policy excludes any loss, damage, liability, claim, cost, defence cost, expense, fine, penalty, mitigation cost, or any other amount arising out of:

    1.1   a **Cyber Incident,** unless subject to the provisions of paragraph 2;

    1.2   a **Cyber Act**; or

    1.3   a breach of **Data Protection Law** by the Insured, or parties acting for the Insured, involving access to, processing of, use of or operation of any **Computer System** or **Data**.

2   Subject to all the terms, conditions, limitations and exclusions of this Policy or any endorsement thereto, sub-paragraph 1.1 shall not apply to any claim arising out of any actual or alleged **Error or Omission** involving access to, processing of, use of or operation of any **Computer System** or **Data.**

Definitions

3   **Computer System** means any computer, hardware, software, communications system, electronic device (including, but not limited to, smart phone, laptop, tablet, wearable device), server, cloud or microcontroller including any similar system or any configuration of the aforementioned and including any associated input, output, data storage device, networking equipment or back up facility, owned or operated by the Insured or any other party.

4   **Cyber Act** means an unauthorised, malicious or criminal act or series of related unauthorised, malicious or criminal acts, regardless of time and place, or the threat or hoax thereof involving access to, processing of, use of or operation of any **Computer System**.

5   **Cyber Incident** means:

    5.1   any error or omission or series of related errors or omissions involving access to, processing of, use of or operation of any **Computer System**; or

    5.2   any partial or total unavailability or failure or series of related partial or total unavailability or failures to access, process, use or operate any **Computer System**.

6   **Data** means information, facts, concepts, code or any other information of any kind that is recorded or transmitted in a form to be used, accessed, processed, transmitted or stored by a **Computer System**.

7   **Data Protection Law** means all applicable data protection and privacy legislation, regulations in any country, province, state, territory or jurisdiction which governs the use, confidentiality, integrity, security and protection of personal data, and any guidance or codes of practice issued by any data protection regulator or authority from time to time (all as amended, updated or re-enacted from time to time).

LMA 5479
13 November 2020

UNITED STATES OF AMERICA AND CANADA – CONDITIONS CLAUSE

Any Claim made or legal proceedings made within the United States of America and/or Canada and/or territories which come under the jurisdiction of the United States of America and/or Canada including enforcement by courts of any other country of any judgement originally obtained in any court of the United States of America and/or Canada and/or territories which come under the jurisdiction of the United States of America and/or Canada shall be subject to the following conditions and exclusions:-

Conditions

   i. The maximum amount payable in respect of all claims made under this Certificate shall not exceed in the aggregate the sum insured specified in the schedule.
   ii. Any costs and expenses incurred during the investigation, defence and settlements shall be included with the annual aggregate limit and deductible as specified in the Schedule.

Exclusions

   i.   Any punitive and/or exemplary damages awarded against the Assured.
   ii. Claims based upon Employment Retirement Income Security Act of 1974 and any amendment thereto, or any rules or regulations promulgated thereunder.
   iii. Claims arising out of any actual or alleged violations of the Racketeer Influenced and Corrupt Organisation Act 18 USC Sections 1961 et seq and any amendments thereto, or any rules and regulations promulgated thereunder.
   iv. Claims arising out of actual or alleged violation of any of the provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 or any similar Federal or State law or any common law relating thereto.
   v.   Claims arising out of seepage, pollution and/or contamination howsoever caused.

BROKERS CANCELLATION CLAUSE

Notwithstanding anything contained in this policy to the contrary, it is hereby understood and agreed that, in the event of the premium not having been paid by the Assured at the inception of the risk or, in the case of instalments, on the due date, **BISSELL AND PARTNERS LIMITED**, (herein after called the Brokers) are hereby authorised by the Underwriters to cancel this Policy at the Brokers' discretion. Underwriters further authorise **BISSELL AND PARTNERS LIMITED** to issue notice of cancellation on their behalf in the event of non-receipt of surveys, non-compliance with survey recommendations (where compliance is required by underwriters) and/or non-receipt of signed proposal forms within the timeframe permitted by underwriters. Such cancellation may be effected by the Brokers giving 14 days' Notice to the Assured by registered letter, facsimile or electronic mail of intent to cancel, and thereafter instructing the Underwriters to cancel this Policy. Such cancellation shall take effect at Midnight GREENWICH MEAN TIME or BRITISH SUMMER TIME (as applicable) on the 14th day from the date that such notice was dispatched and the Underwriters shall adjust the premium under this Policy pro-rata temporis. In the event of the interest hereby insured becoming a total, constructive, arranged or compromised total loss from any cause whatsoever, any premium (including all future instalments) unpaid by the Assured, shall become due immediately and the Brokers shall be entitled to take the credit therefor.

Information:

As provided to u/ws.

B&P

SECURITY DETAILS

INSURER'S   LIABILITY:

LMA3333

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line".

Where this contract permits, written lines, or certain written lines, may be adjusted ("signed"). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

ORDER HEREON:	100% of 100%

**BASIS OF
WRITTEN LINES:**   Percentage of Order.

**SIGNING
PROVISIONS:**

In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of insurance, by the documented agreement of the insured and all insurers whose lines are to be varied. The variation to the contracts will take effect only when all such insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

INSURED WITH:

	100.00%	Certain underwriters at Lloyd's of London and London Market
	100.00%	**Total (being 100.00% of Order Hereon)**

Please examine this document carefully, including the (re)insurers with whom this (re)insurance has been placed, to ensure that the coverage arranged accurately meets your requirements and advise us immediately if it does not. Bissell and Partners Limited does not guarantee the financial solvency of any (re)insurer herein.

This (re)insurance has been placed on the understanding that you have complied with your duty to disclose all material matters and that you are satisfied with the accuracy and completeness of the information you provided to (re)insurers. You are reminded that such duty is ongoing throughout the currency of your (re)insurance contract to disclose any material change in such information. Failure to comply with this obligation may render this (re)insurance invalid, and could lead to claims not being met.

Any warranties applicable to the cover placed on your behalf are recited in this cover note. Please review these very carefully and advise us immediately if you are not able to comply fully with their requirements as the breach of any warranties may result in cover being avoided from inception.

Some Bissell and Partners Limited Directors or employees may hold private investments or financial interests in some or all of the (re)insurers with whom this (re)insurance has been placed. The decision to place this (re)insurance with such insurers has been made independently of any of these interests.

Bissell and Partners Limited from time to time place (re)insurances with (re)insurers via specially agreed lineslips and cover facilities. These facilities are managed by Bissell and Partners Limited who are, on occasion, remunerated by (re)insurers for such management services.

You are reminded that all claims must be notified in accordance with the notification provisions set out in your (re)insurance contract. Please note that all material facts pertaining to a claim must be disclosed.

Digitally signed by Chris
Bissell
Date: 2021.02.19 18:25:47
Z

B&P

Authorised Signatory
for and on behalf of
Bissell and Partners Limited



ANTILLES INSURANCE COMPANY

PO Box 9023507 San Juan, Puerto Rico 00902-3507 • Telephone (787) 474-4900 Fax (787) 474-4925

Policy Number: DP2100003

EXCESS SPECIALTY PRODUCTS INSURANCE POLICY DECLARATIONS

AGENCY NAME AND ADDRESS:	PRODUCER NAME AND ADDRESS:	
Defense Puerto Rico LLC 530 Ave. De La Constitución San Juan, PR 00901-2304	Limebridge (Re)Insurance Consulting 1605 Ponce de León Ave. Suite 211 San Juan, PR 00912	

NOTE: This is a Claims Made Policy. Except as may be otherwise provided herein, the coverage of this policy is limited to liability for acts covered by Underlying Insurance (Item D.) for which claims are first made against the Insured(s) while the policy is in force. This policy does not provide for the Underwriters to defend the Insured, and any defense costs and other Claim Expense covered under the policy is part of and not in addition to the Limit of Liability. Please read and review the policy carefully.

ITEM A. NAME AND ADDRESS OF INSURED (hereinafter called the "Insured"): X-Square Capital LLC Suite 111, 208 Ponce De Leon Avenue San Juan, PR 00918	ITEM B. POLICY PERIOD: Inception Date: 03-13-2021 Expiration Date: 03-12-2022 at 12:01 a.m. both dates at the Address stated in ITEM A.

ITEM C.   LIMIT OF LIABILITY: $2,500,000 Aggregate each Policy Period, including claim expenses.

ITEM D. SCHEDULE OF UNDERLYING INSURANCE:

(1)   Primary Policy:
Company: Lloyd's of London
Policy Number: B1119BPTBA
Limit of Liability: $2,500,000

(2) Underlying Excess Policy(ies): Company: . Policy Number: Limit of Liability:	**Underlying Excess Policy(ies):** Company: Policy Number: Limit of Liability:
Underlying Excess Policy(ies): Company: Policy Number: Limit of Liability:	**Underlying Excess Policy(ies):** Company: Policy Number: Limit of Liability: $

ITEM E. FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:
1) AIC-DPR-EXSP-001 (08/20)   2) AIC-DPR-PPLITENDT-001 (08/20)
3) AIC-DPR-KWAENDT-001(08/20)   4) AIC-DPR-OFAC-001 (08/20)
5) AIC-DPR-TEREXENDT-001 (08/20) 6) Mandatory Rule XXIX Endorsement

ITEM F. TERMINATION OF PRIOR POLICY(IES): N/A

ITEM G. DISCOVERY CLAUSE: (1) Additional Premium:100%   (2) Additional Period: 1 Year

ITEM H.   POLICY PERIOD PREMIUM: $40,000

These Declarations, the signed and completed Application and the Policy, with endorsements, will constitute the contract between the Insured and the Insurer.

Issued Date: 02-19-2021

Signature

 **ANTILLES INSURANCE COMPANY**

THIS IS A CLAIMS MADE POLICY
WITH DEFENSE COSTS INCLUDED IN THE LIMIT OF LIABILITY
PLEASE READ THE ENTIRE POLICY CAREFULLY

EXCESS SPECIALTY PRODUCTS INSURANCE POLICY

I. INSURING AGREEMENT

A. The Insurer designated in the Declarations (a Stock Insurance Company herein called the "Underwriters"), in consideration of the payment of the premium and subject to all of the terms, conditions and exclusions of this policy, agrees with the Insured(s) as follows:

The Underwriters shall provide the Insured(s) with insurance during the Policy Period which is in excess of the total Limits of Liability and any retention/deductible under all **Underlying Insurance**, as set forth in the Declarations under Item D., whether collectible or not.

II. LIMIT OF LIABILITY

A. It is expressly agreed that liability for any loss shall attach to the Underwriters only after the Primary and Underlying Excess Insurers shall have duly admitted liability, and shall have paid the full amount of their respective liability (hereinafter referred to as the "**Underlying Insurance**"). The Underwriters shall then be liable to pay only such additional amounts up to the Limit of Liability set forth in the Declarations, under Item C. This shall be the maximum Limit of Liability of the Underwriters during the Policy Period.

B. In the event of the reduction or exhaustion of the aggregate Limit of Liability under the **Primary** and **Underlying Excess Policy**(ies), by reason of losses paid thereunder for claims first made while this policy is in force, this policy shall:

   1. in the event of such reduction, pay the excess of the reduced Primary and Underlying Excess Limits,

   2. in the event of exhaustion, continue in force as Primary Insurance, subject to the Underwriters' Limit of Liability and to other terms, conditions and exclusions of this policy,

   provided always that in the latter event this policy shall only pay excess of the retention/deductible applicable to such Primary Insurance as set forth in the **Primary Policy,** and shall be applied to any subsequent loss in the same manner specified in such primary insurance. Written notice of exhaustion of **Underlying Insurance** shall be given the Underwriters immediately upon such exhaustion. Nothing herein shall be construed to provide for any duty on the part of the Underwriters to defend any Insured or to pay defense or any claim expenses in addition to the Limit of Liability set forth in the Declarations, under Item C.

C. The inclusion of more than one Insured shall not operate to increase the Underwriters Limit of Liability as set forth in the Declarations, under Item C.

III. PRIMARY AND UNDERLYING INSURANCE

A. This policy is subject to the same warranties, terms, conditions, definitions, exclusions and endorsements (except as regards the premium, the amount and Limits of Liability, and duty to defend and except as otherwise provided herein) as are contained in or as may be added to the policy of the Primary Insurer, together with all the warranties, terms, conditions, exclusions and limitations contained in or added by endorsement to any **Underlying Excess Policy**(ies).

B. In no event shall this policy grant broader coverage than is provided by the most restrictive Primary or Underlying Excess Policy(ies).

C. It is a condition precedent to this policy that the policy(ies) of the Primary and Underlying Excess Insurers shall be maintained in full effect while this policy is in force, except for any reduction of the aggregate limits contained therein (as provided for in Paragraph II(B) above).

D. Failure of the Insured to comply with the foregoing shall not invalidate this policy, but in the event of such failure, the Underwriters shall be liable only to the extent that it would have been liable had the Insured complied therewith.

IV. COSTS, CHARGES AND EXPENSES

A. No costs, charges or expenses for investigation or defense of claims shall be incurred or settlements made without the Underwriters' written consent; such consent not to be unreasonably withheld. However, in the event of such consent being given, the Underwriters will pay subject to the provisions of Paragraph II, such costs, settlements, charges or expenses. Should any claim or suit be settled or disposed of for not more than the **Underlying Insurance** as set forth in the Declarations, under Item D., then no costs shall be paid by the Underwriter.

B. The Underwriters may, at their sole option, elect to participate in the investigation, settlement or defense of any claim against any Insured(s) for matters covered by this policy even if the **Primary** or **Underlying Excess Policy**(ies) has not been exhausted.

C. All expenses resulting from the investigation and defense of claims to which this policy applies, including court costs, appeal bonds, pre-judgment interest, and post-judgment interest, shall be included in the Limit of Liability of this policy and not in addition thereto.

V. GENERAL CONDITIONS

A. Definitions

1. **Primary Policy** means the policy scheduled in the Declarations, under Item D. (1).

2. **Underlying Excess Policy**(ies) means the policy(ies) scheduled as such in the Declarations, under Item D. (2).

3. **Underlying Insurance** means all those policies scheduled in the Declarations.

B. Discovery Clause

If the Underwriters shall cancel or refuse to renew this policy, the Insured shall have the right upon payment of an additional premium, as set forth in the Declarations under Item G.:

(1) to an extension of the coverage granted by this policy in respect of any claim or claims which may be made against the Insured during the period set forth in the Declarations under Item G.;

(2) after the date of such cancellation or non-renewal, but only in respect of any act committed before the date of cancellation or non-renewal of the policy. A written request for this extension, together with payment of the appropriate premium, must be made to the Underwriters within ten (10) days after the effective date of cancellation or non-renewal of this policy.

C. Subrogation

All recoveries or payments recovered or received subsequent to a settlement under this policy, shall be applied as if recovered or received prior to such settlement, and all necessary adjustments shall then be made between the Insured and the Underwriters.

D. **Cancellation Clause**

This policy may be cancelled by the Insured at any time by written notice or surrender of this policy. This policy may also be cancelled by or on behalf of the Underwriters by delivering to the Insured or by mailing to the Insured by registered, certified, or other first class mail at the Insured's address shown in this policy, written notice stating when, not less than sixty (60) days thereafter, the cancellation shall become effective. The mailing of such notice as aforesaid shall be sufficient proof of notice. This policy shall terminate at the date and hour specified in such notice.

If the policy shall be cancelled by the Insured, the Underwriters shall retain the customary short rate proportion of the premium hereon.

If this policy shall be cancelled by or on behalf of the Underwriters, the Underwriters shall retain the pro rata proportion of the premium hereon. Payment or tender of any unearned premium by the Underwriters shall not be a condition precedent to the effectiveness of cancellation. Such payment shall be made as soon as practicable.

If the period of limitation relating to the giving of notice is prohibited or made void by any law controlling the construction thereof, such period shall be deemed to be amended so as to be equal to the minimum period of limitations permitted by law.

E. **Termination of Any Underlying Insurance**

This policy shall terminate immediately upon the termination of any **Underlying Insurance**, whether by the Insured or any Underlying Insurer. Notice of cancellation or non-renewal of all or part of the **Underlying Insurance** duly given by any such Insurer shall serve as notice of the cancellation or non-renewal of this policy by the Underwriters.

F. **Termination of Prior Policy(ies)**

The inception of coverage under this policy shall terminate, if not already terminated, the policy(ies) specified in the Declarations, under Item F.

G. **Notice**

The Underwriters shall be given notice in writing as soon as practicable:

(a) in the event of the cancellation of any **Underlying Insurance**; and

(b) of any additional or return premiums charged or paid in connection with any **Underlying Insurance**.

Any changes in coverage or in the Insured in the **Underlying Insurance** shall be promptly reported to the Underwriters and the Insured shall, upon request, furnish the Underwriters with copies of such changes.

In the event any claim is made against any Insured, written notice shall be given to:

Defense Puerto Rico LLC
530 Ave. De La Constitución
San Juan, Puerto Rico 00901-2304
claims@defensegrp.com
ATTN: Charles Juarbe

and otherwise pursuant to all appropriate notice provisions contained in the **Underlying Insurance**. Such notice shall contain particulars sufficient to identify the Insured and the fullest information obtainable at the time.

If legal proceedings are begun, the Insured shall forward to Underwriters each pleading or document, or a copy thereof, received by the Insured or the Insured's representatives, together with copies of reports or investigations made by the Insured with respect to such proceedings.

H.   Company Authorization Clause

Except as respects the giving of notice to exercise the Discovery Clause under Paragraph V(b), by acceptance of this policy the Named Insured in the Declarations agrees to act on behalf of all Insured(s) with respect to the giving and receiving of notice of claim or cancellation, the payment of premiums, and the receiving of any return premiums that may become due under this policy.

I.   The Insured shall give the Underwriters such information and cooperation as they may reasonably require.

J.   Loss shall be paid in United States currency.

K.   Appeals

In the event the Insured or the Insured's Primary or Underlying Excess Insurer(s) elects not to appeal a judgment which exceeds the **Underlying Insurance**, the Underwriters may elect to do so at their own expense, and shall be liable for the taxable costs, disbursements and interest incidental thereto.

L.   Other Insurance

If other insurance is available to the Insured, which covers a loss also covered by this policy other than insurance that is specifically purchased as being in excess of this policy, this policy shall operate in excess of, and not contribute with, such other insurance.



ANTILLES INSURANCE COMPANY
PO BOX 9023507, SAN JUAN, PR 00902-3507

ENDORSEMENT NUMBER: 1
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement, effective 12:01 am, **March 13, 2021** forms part of policy No. **DP2100003**

Issued to: X-Square Capital LLC

By: Antilles Insurance Company

EXCESS SPECIALTY PENDING AND PRIOR LITIGATION EXCLUSION

It is agreed that in addition to any Exclusions made part of the **Underlying Insurance**, the following exclusion shall apply to this Policy:

It is understood and agreed that the Limit of Liability of this Policy shall not apply to claims made against any Insured alleging, arising out of, based upon or attributable to prior to **March 13, 2021**, any pending or prior: (1) litigation; or (2) administrative or regulatory proceedings or investigation of which an Insured had notice, or alleging any Wrongful Act which is the same or Related Wrongful Act to that alleged in such pending or prior litigation or administrative or regulatory proceeding or investigation.

All other terms and conditions of this Policy remain unchanged.

_____
Authorized Representative



ANTILLES INSURANCE COMPANY
PO BOX 9023507, SAN JUAN, PR 00902-3507

ENDORSEMENT NUMBER: 2
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement, effective 12:01 am, **March 13, 2021** forms part of policy No. **DP2100003**

Issued to: X-Square Capital LLC

By: Antilles Insurance Company

KNOWN WRONGFUL ACT EXCLUSION
EXCESS SPECIALTY FORM

In consideration of the premium charged, it is hereby understood and agreed that the Insurer shall not be liable to make any payments for loss in connection with any claim made against any Insureds alleging, arising out of, based upon or attributable to, any wrongful act occurring prior to **March 13, 2021** if any Insureds knew or could have reasonably foreseen that such wrongful act could lead to a claim under this Policy.

The terms claim, loss, related wrongful acts and wrongful act shall have the meaning as defined in the equivalent terms of the Followed Policy.

All other terms and conditions of this Policy remain unchanged.

_____
Authorized Representative



ANTILLES INSURANCE COMPANY
PO BOX 9023507, SAN JUAN, PR 00902-3507

ENDORSEMENT NUMBER: 3
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement, effective 12:01 am, <u>March 13, 2021</u> forms part of policy No. <u>DP2100003</u>

Issued to: X-Square Capital LLC

By: Antilles Insurance Company

OFAC ENDORSEMENT

U.S. ECONOMIC AND TRADE SANCTIONS LIMITATIONS CLAUSE

No insurer shall be deemed to provide cover and no insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that insurer to any sanction, prohibition or restriction under the trade or economic sanctions, laws or regulations of the United States of America.

The United States of America trade or economic sanctions, laws or regulations shall include, but not be limited to, those sanctions administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control (OFAC).

All other terms and conditions of this Policy remain unchanged.

_____
Authorized Representative



ANTILLES INSURANCE COMPANY
PO BOX 9023507, SAN JUAN, PR 00902-3507

ENDORSEMENT NUMBER: 4
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement, effective 12:01 am, <u>March 13, 2021</u> forms part of policy No. <u>DP2100003</u>

Issued to: X-Square Capital LLC

By: Antilles Insurance Company

WAR, MILITARY ACTION AND TERRORISM EXCLUSION

1. It is agreed that in addition to any Exclusions made part of the **Underlying Insurance**, the following exclusion shall apply to this Policy:

    Underwriters shall not be liable to make any payment where all or part of any Claim, including but not limited to any Claim brought by a security holder and/or any employee, made against any Insured (as defined in the **Primary Policy**):

    based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving any:

    (a) war including undeclared war, civil war, insurrection, rebellion or revolution, military, naval or usurped power, governmental intervention, expropriation or nationalization;

    (b) warlike action by a military force (including, but not limited to, the uniformed armed forces, militia, policy, state security or national guard), including but not limited to the response to or deterrence, combat, retaliation, hindrance or defense of an actual or anticipated attack, by any government, sovereign or other authority using such military force or other agents;

    (c) insurrection, rebellion, revolution, usurped power, or similar action taken by any government, sovereign or other authority, or any branch thereof, in the response to or deterrence, combat, retaliation, hindrance or defense of hindrance or defense of those activities described in (a) and (b) above;

    (d) certified and other acts of terrorism, including but not limited to activities against individuals, entities or property, of any nature involving:

        (i) the use or threat of force or violence;

        (ii) commission or threat of a dangerous act; or

        (iii) commission or threat of an act that interferes with or disrupts an electronic, communication, information, or mechanical system, which may (A) cause the intimidation or coercion of a government, sovereign or other authority, or the civilian population or any segment thereof; (B) disrupt of any segment of the economy, or the intent of such acts is to intimidate or coerce a government, sovereign or other authority, or (C) further political ideological, religious, social or economic objectives or to express or oppose any philosophy or ideology. Acts of terrorism shall include, but are not limited to, any act by or on behalf of any government, sovereign or other authority, or any branch thereof (including, but not limited to, the uniformed armed forces, militia, policy, state security, national guard or anti-terrorism agencies) in deterring, responding to, combating or retaliating against terrorism or removing debris from a terrorist attack;

(e)   any failure or omission on the part of the **Insureds** to effect and maintain insurance for items a) through d) listed above,, including, but not limited to, any failure or omission on the part of the **Insureds** to effect and maintain adequate insurance.

It is further understood and agreed that the **Insured** (as defined in the **Primary Policy**): 1) has elected not to purchase or pay any additional premium to delete this exclusion, and 2) has received a Policyholder Disclosure Statement under the federal Terrorism Risk Insurance Act, as amended ("Terrorism Risk Insurance Act").

2.   The following definitions are added:

(a)   "Certified act of terrorism" means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act, to be an act of terrorism pursuant to such Act. The criteria contained in the Terrorism Risk Insurance Act for a "certified act of terrorism" include the following:

   (1)   The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

   (2)   The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

(b)   "Other act of terrorism" means a violent act or act that is dangerous to human life, property or infrastructure that is committed by an individual or individuals and that appears to be part of an effort to coerce a civilian population or to influence the policy or affect the conduct of any government by coercion, and the act is not a "certified act of terrorism". Multiple incidents of an "other act of terrorism" which occur within a seventy-two hour period and appear to be carried out in concert or to have a related purpose or common leadership shall be considered to be one incident.

All other terms and conditions of this Policy remain unchanged.



_____
Authorized Representative

MANDATORY PREMIUM AND COVERAGE CONDITIONS ENDORSEMENT - PUERTO RICO

It is hereby understood and agreed that pursuant to the regulations approved by the Commissioner of Insurance of Puerto Rico, this policy is amended according to the following conditions and stipulations:

1. Policy Premium Paid in Full by You: If the premium for this policy is to be paid by you in its entirety and is not subject to any form of financing as contemplated by this endorsement, insurance coverage will be afforded only if the total premium is paid in full to, and received by, us or our authorized representative on or before the effective date shown on the declarations of this policy. Otherwise, the policy will be effective on the date the total premium is paid in full to, and received by, us or our authorized representative, and we will proceed as indicated in Section **10** of this endorsement.

2. Policy Premium Subject to Our Deferred Payment Plan: If we have available a deferred payment plan duly approved by the Commissioner of Insurance of Puerto Rico under which the premium for this policy will be paid, insurance coverage will be afforded only if the initial or down payment under said payment plan is paid to, and received by, us or our authorized representative on or before the effective date shown on the declarations of this policy. Otherwise, the policy will be effective on the date the initial or down payment is paid in full to, and received by, us or our authorized representative, and we will proceed as indicated in Section **10** of this endorsement.

3. Policy Premium to be Financed as Part of a Financing or Leasing Transaction: If the premium for this policy is being financed in its entirety (and accordingly no initial or down payment is made by you) in connection with the financing or leasing of property, insurance coverage will be afforded as of the effective date shown on the declarations of this policy only if, within thirty (30) days following the end of the month in which the policy is to be effective, we receive from the bank or financing institution the corresponding total premium.

In the event the payment from the bank or financing institution is not received by us or our authorized representative by the due date indicated above, no insurance coverage will be afforded under this policy and the same will be void as of the date on which it should have become effective.

4. Policy Premium to be Financed by a Financing Institution or by a Bank: If the premium for this policy is financed through a financing institution or by a bank in a situation not covered by the preceding Section **3,** this policy will be effective on the date the down payment of at least 20% of the total annual premium to be paid by you, together with the corresponding premium finance contract duly executed, are received by us or our authorized representative.

In the event the financing institution or the bank does not make the total corresponding payment and said payment is not received by us or our authorized representative within the thirty (30) days following the inception date of the policy, we will cancel the policy in accordance with the cancellation clause of this policy.

5. Policy Premium to be Paid Under an Escrow Account: If this policy is issued in connection with the financing or leasing of property and the premium for this policy is to be paid from funds proceeding from an escrow account, insurance coverage will be afforded as of the effective date shown on the declarations of this policy only if, within thirty (30) days following the end of the month in which the policy is to be effective, we receive from the bank or financing institution the corresponding total premium.

In the event the payment from the bank or financing institution is not received by us or our authorized representative by the due date indicated above, no insurance coverage will be afforded under this policy and the same will be void as of the date on which it should have become effective.

6. Policy Premium to be Paid Under an Escrow Account (Condominium Policies Only): If this policy is issued for a condominium and 25% or more of the premiums for this policy will be paid with funds originating from an escrow account, insurance coverage will be granted on the effective date reflected in the declarations of this policy only if we or our authorized representative have received the premiums thus deposited from the bank or financial institution within thirty (30) days following the last day of the month on which the policy is to enter into effect, and if we have received from you the remaining premium within sixty (60) days following the effective date of the policy.

If this policy is issued for a condominium and less than 25% of the premiums for this policy will be paid with funds originating from an escrow account, insurance coverage will be granted on the effective date reflected in the declarations of this policy only if we or our authorized representative have received from you 25% of the total premium at the time this policy enters into effect and the remaining premium is received by us within sixty (60) days following the effective date of the policy.

In the event full payment of the premium corresponding to this policy is not received by us or our authorized representative by the expiration dates indicated above, insurance coverage under this policy will be cancelled on the date in which the premiums paid are used up. We will send you a notice of cancellation, in accordance with the cancellation clause of this policy, indicating when this cancellation will be effective.

7. Policy Premium to be Partly Paid with Proceeds of Single Interest Insurance Cancellations: If a portion of the total premium for this policy will be paid with the proceeds of the premium return resulting from the cancellation of a single interest policy or certificate, this policy will be effective as of the date the greater of the following amounts is paid to, and received by, us or our authorized representative:
a. 20% of the annual premium corresponding to this policy, or
b. the difference between the total premium payable under this policy and the proceeds of the premium return resulting from the cancellation of the single interest policy or certificate.
In the event said premium return is not received by us or our authorized representative within the sixty (60) days following the end of the month in which this policy became effective, we will mail you a notice of cancellation in accordance with the cancellation clause of this policy, to be effective on the date the premium paid by you is exhausted.

8. Endorsement Premium: Endorsements issued after the inception date of this policy, affording additional insurance and which result in an additional premium, shall not be effective until the total additional premium due thereon is paid in full to, and received by, us or our authorized representative. This procedure will be followed if the premium for this policy has been paid in full by you or has been financed by the bank or financing institution. If the premium for this policy is subject to a deferred payment plan the aforesaid endorsement shall not be effective until a down payment of the additional premium in accordance with such plan is paid to, and received by, us or our authorized representative, and accordingly subsequent payments of the plan are amended to include the unpaid portion of the additional premium for the endorsement.

9. Premium Corrections: Any additional premium due resulting from changes in rates, classifications, premium bases, or any other adjustments (as determined by us or the proper rating organization), shall be paid in full within thirty (30) days from the date of billing of the corrective endorsement. If the payment corresponding to this policy is subject to a deferred payment plan or a premium financing contract, a down payment of the additional premium in accordance with such plan or financing contract shall be paid to, and received by, us or our authorized representative within that same thirty (30) day period and accordingly subsequent payments of the plan will be amended to include the unpaid portion of the additional premium for the endorsement. Otherwise, we shall mail to you a notice of cancellation in accordance with the cancellation clause of this policy using the sum of the original premium plus the premium of the corrective endorsement as the basis for the calculation of the amount of premium return due to you, if any.

10. Late Payments: If payment is received after the specified due date, we will proceed as follows:
a. For new policies (Sections **1** and **2** above) we will issue a change of effective date of coverage notice stating:
(1) that the insurance afforded under the policy is effective as of the date of receipt of the applicable premium payment,
(2) the resulting amended inception and expiration dates of the policy, which will be postponed by the same number of days that coverage was not afforded due to the late receipt of the premium payment, and
(3) the corresponding period of time during which coverage is not afforded under the policy.
b. For premium correction endorsements (Section **9** above) we will issue, subject to the applicable regulations, a limited reinstatement notice stating:
(1) that the insurance afforded by the policy will be reinstated as of the date of receipt of the applicable additional premium payment,
(2) the period for which coverage is not afforded, and
(3) the amount of premium return due to you, if any.

11. Cancellation of Policy: Upon failure in the payment of any premium when due under a policy in force, we must, within the next twenty (20) days following the due date, issue a notice of cancellation in accordance with the provisions of this policy.

12. Definition of Authorized Representative: Authorized representative for the purpose of this endorsement means a general agent, an authorized policywriting agent, or a person duly authorized in writing by us for premium collection purposes.

13. This mandatory endorsement supersedes any other conditions to this effect in the policy to which it is attached.

<u>Approval of Joint Managers' and Officers' Errors and Omissions Insurance, Joint Fidelity Bond and Insurance Agreement(s)</u>

RESOLVED, that the form and amount of mutual fund professional and managers and officers liability policy, as presented and discussed at the Meeting, be, and the same hereby is, ratified and approved after consideration of all factors deemed relevant by the Board, including a majority of the Independent Managers voting separately; and

FURTHER RESOLVED, that the allocation of premiums for the Fund and Adviser joint managers and officers liability policy, which is based on the premiums each would have paid for separate policies with similar coverage and limits be, and it hereby is, ratified and approved by the Board, including a majority of the Independent Managers voting separately; and

FURTHER RESOLVED, that the Joint Liability Insured Agreement by the Fund and the Adviser and which pertains to the proposed allocation of premiums and other matters in connection with the joint D&O/E&O insurance policy be, and the same hereby is, approved with such changes there as the officers of the Fund, upon the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the proper officers of the Fund be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Fund and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions; and

FURTHER RESOLVED, that the form and amount of the Fund's fidelity bond, as presented and discussed at the Meeting, be, and the same hereby is, ratified and approved by the Board, including a majority of the Independent Managers voting separately, after consideration of all factors deemed relevant by the Board including, but not limited to, the value of the aggregate assets of the Fund, the value of the bond and the premiums, the type and terms of the arrangements made for the custody and safekeeping of the Fund's assets; and

FURTHER RESOLVED, that the officers of the Fund be, and are hereby authorized to make the necessary filings and give the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the proper officers of the Fund be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Fund and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.